NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:       RUS

RUSSEL METALS INCREASES DIVIDEND FOR COMMON SHARES

TORONTO, CANADA --February 24, 2005 -- Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 20 cents per share on its Common Shares, payable on March 15, 2005 to shareholders of record at the close of business on March 8, 2005.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York-Ennis.

For further information, contact:
Elaine G. Hillis,
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Web site : www.russelmetals.com
e-mail: info@russelmetals.com